Morgan Stanley Finance LLC	Free Writing Prospectus to Preliminary Terms No. 2,032
Registration Statement Nos. 333-221595; 333-221595-01
Dated May 28, 2019
Filed pursuant to Rule 433

Structured Investments

Buffered Participation Securities Based on the Value of the S&P 500® Index due June 28, 2024

This document provides a summary of the terms of the Buffered Securities offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary terms, product supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Maturity date:	June 28, 2024
Underlying index:	S&P 500® Index. For more information about the underlying index, see the accompanying preliminary terms.
Payment at maturity per Buffered Security:

If the final index value is greater than the initial index value:

$1,000 + upside payment

If the final index value is less than or equal to the initial index value but has decreased from the initial index value by an amount less than or equal to the buffer amount of 31%:

$1,000

If the final index value is less than the initial index value and has decreased from the initial index value by an amount greater than the buffer amount of 31%:

($1,000 x the index performance factor) + $310

Under these circumstances, the payment at maturity will be less than the stated principal amount of $1,000. However, under no circumstances will the Buffered Securities pay less than $310 per Buffered Security at maturity.

Upside payment:	$1,000 × participation rate × index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	The index closing value on the pricing date
Final index value:	The index closing value on the valuation date
Valuation date:	June 25, 2024, subject to postponement for non-index business days and certain market disruption events
Participation rate:	100%
Buffer amount:	31%. As a result of the buffer amount of 31%, the value at or above which the underlying index must close on the valuation date so that investors do not suffer a loss on their initial investment in the Buffered Securities is 69% of the initial index value.
Minimum payment at maturity:	$310 per Buffered Security (31% of the stated principal amount)
Index performance factor:	Final index value divided by the initial index value
Stated principal amount:	$1,000 per Buffered Security
Pricing date:	June 25, 2019
Original issue date:	June 28, 2019 (3 business days after the pricing date)
CUSIP/ISIN:	61769HDN2 / US61769HDN26
Listing:	The Buffered Securities will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $953.40 per Buffered Security, or within $30.00 of that estimate. See “Investment Summary” in the accompanying preliminary terms.

 Overview

The Buffered Securities offered are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The Buffered Securities will pay no interest, provide a minimum payment at maturity of only 31% of the stated principal amount and have the terms described in the accompanying preliminary terms, product supplement for participation securities, index supplement and prospectus. At maturity, if the underlying index has appreciated in value, investors will receive the stated principal amount of their investment plus a return reflecting 100% participation in the positive performance of the underlying index. If the underlying index has depreciated in value, but the underlying index has not declined by more than the specified buffer amount, the Buffered Securities will redeem for par. However, if the underlying index has declined by more than the buffer amount, investors will lose 1% for every 1% decline beyond the specified buffer amount, subject to the minimum payment at maturity of 31% of the stated principal amount. Investors may lose up to 69% of the stated principal amount of the Buffered Securities. These long-dated Buffered Securities are for investors who seek an equity index-based return and who are willing to risk their principal and forgo current income in exchange for the buffer feature that applies to a limited range of performance of the underlying index. The Buffered Securities are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These Buffered Securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Hypothetical Payout on the Buffered Securities

The payoff diagram below illustrates the payment at maturity on the Buffered Securities. The actual participation rate will be determined on the pricing date.

Investing in the Buffered Securities involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, product supplement, index supplement and prospectus describing the offering before you decide to invest. You may access the preliminary terms through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010319006812/dp107261_fwp-ps2032.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

•	Buffered Securities do not pay interest and provide a minimum payment at maturity of only 31% of your principal.

•	The market price of the Buffered Securities will be influenced by many unpredictable factors.

•	The Buffered Securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the Buffered Securities.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	The amount payable on the Buffered Securities is not linked to the value of the underlying index at any time other than the valuation date.

•	Investing in the Buffered Securities is not equivalent to investing in the underlying index.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the Buffered Securities in the original issue price reduce the economic terms of the Buffered Securities, cause the estimated value of the Buffered Securities to be less than the original issue price and will adversely affect secondary market prices.

•	Adjustments to the underlying index could adversely affect the value of the Buffered Securities.

•	The estimated value of the Buffered Securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	The Buffered Securities will not be listed on any securities exchange and secondary trading may be limited.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the Buffered Securities.

•	Hedging and trading activity by our affiliates could potentially adversely affect the value of the Buffered Securities.

•	The U.S. federal income tax consequences of an investment in the Buffered Securities are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Buffered Securities– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the Buffered Securities. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the Buffered Securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

S&P 500® Index Historical Performance

The following graph sets forth the daily index closing values of the S&P 500® Index for each quarter in the period from January 1, 2014 through May 23, 2019. You should not take the historical values of the S&P 500® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the S&P 500® Index on the valuation date.

S&P 500® Index Daily Index Closing Values January 1, 2014 to May 23, 2019